Press Release                           Ahold settles securities
     Press Conference to be held             class action in the United
     today at 10.30 CET at                   States and litigation with
     Amstel Hotel, Amsterdam                 the Vereniging van
                                             Effectenbezitters (VEB)

                                             Ahold takes Q3 2005
                                             charge after-tax of EUR 585
                                             million (excluding
                                             insurance proceeds)

Amsterdam, The Netherlands, November 28, 2005 - Koninklijke Ahold N.V. (`Ahold") announced today that it has reached an agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation", which is pending before the United States District Court for the District of Maryland, located in Baltimore, Maryland.

Ahold also today announced that it has reached an agreement to settle litigation with the Vereniging van Effectenbezitters (VEB) (Dutch Shareholders' Association).

Under the terms of the agreement in the securities class action, the lead plaintiffs in the securities class action agree to settle all claims against Ahold in the securities class action for the sum of USD 1.1 billion (EUR 945 million). The settlement covers Ahold, its subsidiaries and affiliates, the individual defendants and the underwriters.

The settlement is worldwide and applies to all qualifying common shares of Ahold. The term "qualifying shares" refers to all those common shares which were purchased between July 30,1999 and February 23, 2003. According to preliminary calculations made by Ahold, the settlement amount, after deduction of plaintiffs' attorneys' fees, compensation in the amount of USD 9 million (EUR
7.5 million) to (an entity designated by) the VEB for facilitating the global settlement and administrative expenses, would yield a pre-tax amount of approximately USD 1.00 to 1.30 per qualifying share (EUR 0.90 to 1.15). US and non-US holders of qualifying shares will be treated equally under the agreement.

Ahold will contribute to the settlement fund, from which the qualifying shares will be paid, in two instalments: two thirds of the settlement amount will be funded into escrow within three business days following preliminary court approval of the settlement by the District Court of the District of Maryland, which is expected as early as January 2006, and the remaining one third will be funded into escrow within six months following final court approval o the settlement.

The agreement will be subject to approval of the District Court of the District of Maryland.

If holders of more than 180 million shares opt out of the settlement (i.e. do not wish to be bound by the settlement), then Ahold will have the right to terminate the agreement and recover the funds paid, other than those amounts spent on notice of the settlement.

                                                                         2005045

[Graphic omitted] Ahold

www.ahold.com

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Under the terms of the agreement between the VEB and Ahold, the VEB has agreed to terminate the proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals with respect to the annual financial statements of the Company for the years 1998, 1999, 2000, 2001 and 2002. In consideration of the withdrawal of such proceedings and as compensation of costs incurred, Ahold shall pay the VEB an amount of EUR 2.5 million.

In addition, as part of its commitment to contribute to and facilitate the global settlement, the VEB has agreed that following the publication of the report by the investigators in the so-called inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals, it will not pursue any further legal action in those proceedings and it will not commence or support a proceeding for damages in any court.

Ahold will recognize a provision in the amount of EUR 896 million in the third quarter of 2005, resulting in an after-tax charge in the amount of EUR 585 million in the third quarter. Ahold expects to receive an amount of approximately EUR 100 million from insurance proceeds. This amount will not be recognized in the third quarter of 2005. Ahold will be funding its contribution to the settlement fund out of its available cash balances.

Commenting on the settlements, Peter Wakkie, member of the Ahold Executive Board and Chief Corporate Governance Counsel, said:

"We are pleased to have reached these settlements covering all qualifying shares worldwide on an equal basis. We have attempted to make fair restitution without endangering the continuity of the Company or its business strategy for the coming years. We will avoid lengthy, costly and time-consuming litigation. These are the last material civil litigations with significant financial exposure arising out of the facts disclosed in our press release of February 24, 2003. The Company can now move forward and focus entirely on its business."

Ahold Press Office: +31 (0)20 509 5343

Ahold today organizes a press conference at 10.30 CET re. this press release. The press conference will be held at the Amstel Hotel in Amsterdam, Professor Tulpplein 1, 1018 GX Amsterdam, phone: 020-6226060.

Forward-looking statement notice
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding expectations with respect to the settlement of the securities class action, including the expected amount of the settlement, the expected payment to the VEB, the expected yield per qualifying share after certain deductions, the expected amount of such deductions, the expected schedule for Ahold's contributions to the settlement fund and the expected timing of the preliminary court approval of the settlement; statements regarding the expected amount of the Ahold's provision, the timing thereof and the expected resulting reduction in Ahold's third quarter 2005 net result; statements regarding the amount expected from insurance proceeds and the expected source of Ahold's contributions to the settlement fund; statements regarding the agreement with the VEB, including the expectation that the VEB will neither pursue further legal action in the so-called inquiry proceedings nor commence or support a proceeding for damages on the basis of the report of the investigators; statements that the settlements are not expected to endanger Ahold's continuity or its business strategy; statements regarding the expectation of avoiding lengthy, costly and time-consuming litigation; and statements that the matters settled are the last material civil litigations with significant financial exposure arising out of the facts disclosed in Ahold's press release of February 24, 2003. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, the risks that the settlement will not be approved by the court, that any court approval will be successfully reversed on appeal, Ahold's ability to defend itself, actions of courts, government regulators and law enforcement agencies, the preparation of settlement documents acceptable to Ahold, that the provisions and the resulting reduction in Ahold's third quarter 2005 net result will be higher than anticipated, any inability to obtain contributions to the settlement by Ahold's insurance carriers, any delay in the payment of such contributions by Ahold's insurance carriers, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, including their acceptance of the settlement, and other factors some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."



[Graphic omitted] Ahold

www.ahold.com

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